January 19, 2012

VIA EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 3561

Re:

Fifth Third Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 8-K filed October 20, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 9, 2011

File No. 001-33653

Dear Mr. Vaughn:

We are writing in response to your letter dated December 21, 2011 related to the Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K”), the Form 8-K Filed October 20, 2011, and the Form 10-Q for the Quarterly Period Ended September 30, 2011 of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Home Equity Portfolio, page 52

1.	We note your response to prior comment one and the additional disclosure you propose to include in future filings. Given that as of September 30, 2011, approximately $7.5 billion of your home equity portfolio is related to second liens, and of that amount, approximately $5 billion is related to loans for which you do not own or service the first lien, please address the following:

•

In your proposed disclosure, you state that the credit risk characteristics are of sufficient similarity that additional portfolio segmentation is not necessary. Please tell us how you considered the fact that collateral levels may be different for home equity loans in the first lien position as compared to the second lien position. As part of your response, tell us whether your first liens have significantly lower Loan-to-Value (LTV) ratios than second liens.

•

Your proposed disclosure indicates that you use a trailing twelve month historical loss rate that is adjusted for certain prescriptive loss rate factors and certain qualitative adjustment factors to reflect risks associated with current conditions and trends. Your disclosure also states that the prescriptive loss rate factors include adjustments for product mix. Please tell us whether you observed differences in delinquency and loss trends for loans in the first lien and second lien position. Describe the reasons for any differences, including whether they were due to the fact that borrowers may have continued to pay on their second lien loan in order to keep the line available. If so, please tell us whether you have considered creating a second pool for loans in the second lien position.

•

Tell us in more detail how the prescriptive loss rate factors were incorporated into your historical loss rates. For example, tell us and expand your disclosure in future filings to discuss how the prescriptive loss rate factors consider the fact that some of the factors (e.g., delinquency trends, LTV trends, refreshed FICO score trends, and product mix) may disproportionately affect loans in the first lien position as compared to the second lien position. Also, discuss any trends in how the prescriptive loss rate factors have changed over time.

The Bancorp acknowledges the staff’s comments and confirms that collateral levels are different on average for first and second lien home equity loans. At September 30, 2011, the weighted-average origination LTV ratio was 61% for first lien home equity loans and 81% for second lien home equity loans. The Bancorp considers the impact of differences in collateral levels by monitoring the relative levels of first and second lien home equity loans and the historical loss rates by origination LTV buckets. The relative level of first and second lien home equity loans in the home equity portfolio has been stable. Over the two years ended December 31, 2011, first lien loans represented approximately 30% and second lien loans represented approximately 70% of the home equity portfolio. Additionally, the balances outstanding in the origination LTV buckets have also been stable. As the historical loss rates incorporate the impact of differing collateral coverage levels, the Bancorp believes this method provides for an accurate estimate of losses given the portfolio size and stability and the granular nature of a portfolio comprised of small balance, homogeneous consumer loans. The Bancorp acknowledges that these factors must be monitored to ensure that loss estimates are reasonable.

The Bancorp has not observed any significant differences in delinquency and loss trends for first and second lien home equity loans. The Bancorp’s line management strategy is designed to limit borrowers’ ability to keep lines of credit available by staying current on these lines while failing to pay timely on other loans. Specifically, the Bancorp uses refreshed FICO scores to monitor overall borrower credit performance and will reduce or close line availability in instances where FICO scores are deteriorating, which would occur if borrowers are not making timely payments on other credit obligations. The Bancorp also uses these refreshed FICO scores in estimating the losses inherent in its portfolio.

The Bancorp utilizes prescriptive loss rate factors to adjust a trailing twelve month historical loss rate that is used in estimating the losses inherent in the portfolio. The prescriptive loss rate factors are quantitatively determined and are used to adjust for differences between certain characteristics present in the 12 month historical loss rate period from those same characteristics as of the reporting date (e.g. how has the distribution of the portfolio across FICO score bands changed). The Bancorp acknowledges that certain factors, such as delinquency trends, LTV trends and FICO score trends, may have a disproportionate impact on loans depending on whether they are in the first lien position or the second lien position (e.g. loans in a second lien position may exhibit a greater percentage change in loss for a given change in property values than loans in a first lien position). Given the relative historical stability of the mix between first lien home equity loans and second lien home equity loans, the Bancorp is of the opinion that its single homogenous pool approach to determining the ALLL for home equity loans is reasonable as it provides results similar to those expected under a two pooled approach and that additional disclosure would not be helpful to investors at this time. The Bancorp will continue to monitor the relative levels of first and second lien home equity loans and will consider expanding disclosure and/or using a separate pool approach in the event a mix shift occurs.

2.	We note your response to comment three in the response letter dated August 15, 2011 that you evaluate the home equity portfolio based upon characteristics you have determined to be the most relevant (e.g., origination LTVs and geography), and the credit performance of second lien home equity loans is substantially similar regardless of whether you service the first lien loan. Given your reliance on origination LTVs in order to evaluate the second lien home equity portfolio, please tell us whether you are able to further disaggregate LTVs less than or equal to 80% and greater than 80% by first and second liens, and if so, revise your disclosure in future filings to include such disaggregation.

The Bancorp acknowledges the staff’s comment and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures and tables will be added to the Home Equity Portfolio section of Credit Risk Management in MD&A (additional language included in italics):

“The Bancorp believes that home equity loans with a greater than 80% combined LTV ratio present a higher level of risk. The following table provides an analysis of home equity loans outstanding in a first and second lien position by LTV at origination:

TABLE XX: HOME EQUITY LOANS OUTSTANDING BY LTV AT ORIGINATION

($ in millions)	December 31, 2011		Weighted Average LTV’s		December 31, 2010	Weighted Average LTV’s
First Liens:
LTV < 80%	$	XX	XX	%	XX	XX	%
LTV > 80%		XX	XX		XX	XX

Total First Liens		XX	XX		XX	XX

Second Liens:
LTV < 80%		XX	XX	%	XX	XX	%
LTV > 80%		XX	XX		XX	XX

Total Second Liens		XX	XX		XX	XX

Total	$	XX	XX	%	XX	XX	%

3.	In light of your proposed disclosure that prescriptive loss rate factors in your ALLL methodology for the home equity portfolio include adjustments for refreshed FICO score trends among other information, and in order to promote further transparency of the credit quality of your home equity portfolio, please revise your disclosure in future filings to provide disaggregated FICO information for your home equity portfolio. Specifically, please disaggregate your portfolio into multiple buckets based on FICO scores (e.g., 620 and below, 621 to 719, and 720 and above or some other reasonable method of stratification). To the extent that you are able to disaggregate FICO scores by first and second liens, please do so. Also, tell us how you considered whether this would be an appropriate credit quality indicator to disclose in your Notes pursuant to ASC 310-10-50-28 and 50-29.

The Bancorp acknowledges the staff’s comments and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosure that includes the disaggregation of the home equity portfolio into multiple buckets based on FICO scores will be added to the Home Equity Portfolio section of Credit Risk Management in MD&A (additional language included in italics):

“The Bancorp actively manages lines of credit and makes reductions in lending limits when it believes it is necessary based on FICO score deterioration and property devaluation. The Bancorp does not routinely obtain appraisals on performing loans to update LTV ratios after origination. However, the Bancorp monitors the local housing markets by reviewing various home price indices and incorporates the impact of the changing market conditions in its on-going credit monitoring processes.

The following table provides an analysis of home equity loans outstanding disaggregated based upon refreshed FICO score:

TABLE XX: HOME EQUITY LOANS OUTSTANDING BY REFRESHED FICO SCORE

($ in millions)	December 31, 2011		% of Total		December 31, 2010	% of Total
First Liens:
FICO < 620	$	XX	XX	%	XX	XX	%
FICO 620-719		XX	XX		XX	XX
FICO > 720		XX	XX		XX	XX

Total First Liens		XX	XX		XX	XX

Second Liens:
FICO < 620		XX	XX	%	XX	XX	%
FICO 620-719		XX	XX		XX	XX
FICO > 720		XX	XX		XX	XX

Total Second Liens		XX	XX		XX	XX

Total	$	XX	XX	%	XX	XX	%

As part of the preparation of its financial statements, the Bancorp reviewed the requirements of ASC 310-10-50-28 and 50-29 and determined that for consumer loans, the classification as performing or non-performing was the most appropriate and comprehensive credit quality indicator to be disclosed. The Bancorp considered whether FICO scores would be an appropriate credit quality indicator, however because the Bancorp monitors the credit quality of its consumer loan portfolio segment based primarily on delinquency status, which is the primary factor considered in determining whether a consumer loan should be classified as performing or nonperforming, this measure was considered the most appropriate credit quality indicator.

4.	Refer to your response to comment three in the response letter dated August 15, 2011. Please revise your disclosure in future filings to state that you are unable to track the performance of first lien loans that you do not service. Note that we were not able to find this disclosure in your Form 10-Q for September 30, 2011 as stated in your response.

The Bancorp acknowledges the staff’s comments and confirms that in future filings, beginning with the 2011 Form 10-K, the Bancorp will disclose that it is unable to track the performance of first lien loans that it does not service. The following expanded disclosure will be added to the home equity section of Credit Risk Management in MD&A (additional language included in italics):

“The Bancorp actively manages lines of credit and makes reductions in the approved amount of a line when it believes it is necessary based on FICO score deterioration and property devaluation. The Bancorp does not routinely obtain appraisals on performing loans to update LTV ratios after origination. However, the Bancorp monitors the local housing markets by reviewing various home price indices and incorporates the impact of the changing market conditions in its on-going credit monitoring processes. For second lien home equity loans, the Bancorp is unable to track the performance of the first lien loans if it does not service the first lien loan, but instead monitors refreshed FICO scores as part of its assessment of the home equity portfolio.”

Form 8-K Filed October 20, 2011

Exhibit 99.1

5.	We note your disclosure that EPS is up 14 percent versus $0.35 per share in 2Q11, and up 82 percent versus $0.22 per share in 3Q10. However, you do not discuss what appears to be the primary driver of the increase in your EPS versus 3Q10 until page 11, which is the $370 million or 81% decrease in your provision for loan and lease losses. In this regard, please confirm that in future filings, including Forms 10-K and 10-Q, you will prominently and clearly disclose the primary driver of your increase/decrease in EPS, particularly when it is due to changes that may not be sustainable such as the reduction in your allowance for loan and lease losses.

The Bancorp acknowledges the staff’s comments and confirms that in future filings it will prominently and clearly disclose the primary driver(s) of increases/decreases in EPS, including the impact of changes in the level of the provision expense for loan and lease losses. In addition, significant changes to the ALLL will also be disclosed prominently.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Consolidated Financial Statements

6. Credit Quality and the Allowance for Loan and Lease Losses

Troubled Debt Restructurings, page 72

6.	We note your troubled debt restructuring (TDR) disclosures quantifying subsequent defaults that occurred during the three and nine months ended September 30, 2011 and within 12 months of the restructuring date. We also note your disclosure on page 69 that indicates you perform an individual review on loans that are restructured in a TDR. Please revise your disclosure in future filings to clarify whether your individual review of TDRs includes an assessment of whether the TDR has subsequently defaulted and how such defaults are factored into the determination of your allowance for the relevant portfolio segments. Refer to ASC 310-10-50-34(b).

The Bancorp acknowledges the staff’s comments and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be added to the Troubled Debt Restructurings section of footnote 6, Credit Quality and Allowance for Loan and Lease Losses (additional language included in italics):

“The Bancorp considers TDRs that become 90 days or more past due under the modified terms as subsequently defaulted. Subsequent defaults of commercial loan TDRs do not have a significant impact on the ALLL as these TDRs are individually evaluated under the Bancorp’s specific reserve methodology. When a credit card loan that has been modified in a TDR subsequently defaults, the calculation of the impairment loss is consistent with the Bancorp’s calculation for other credit card loans that have become 90 days or more past due. When a residential mortgage, home equity, auto or other consumer loan that has been modified in a TDR subsequently defaults, the present value of expected cash flows used in the measurement of the potential impairment loss is generally limited to the expected net proceeds from the sale of the loan’s underlying collateral and any resulting impairment loss is reflected as a charge-off or increased ALLL.”

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-0674 or Mark Hazel, Senior Vice President and Controller, at (513) 534-6702.

Sincerely,

/s/ DANIEL T. POSTON
Daniel T. Poston
Executive Vice President and Chief Financial Officer

cc:
Deloitte & Touche LLP